Exhibit 12.1 - Statement RE: Computation of Ratio of Earnings to Fixed Charges (Dollars in Thousands)


                                       Period
                                     Feb. 2, 1996                                                                        Pro Forma
                                      (date of                  Year Ended                Pro Forma     Nine Months     Nine Months
                                    incorporation)             December 31,               Year Ended       Ended          Ended
                                     to Dec. 31,    -----------------------------------   December 31,  September 30,  September 30,
                                         1996       1997       1998      1999      2000     2000(1)         2001          2001(1)
                                     ------------   ----       ----      ----      ----   ------------   ------------  -------------
Earnings
 Income (loss) from continuing
  operations before provision
  for income taxes and
  extraordinary item                 $ (1,989)      $ 7,725    $17,934   $25,649   $34,675    $34,675       $39,888      $39,888
Interest and amortization of
 deferred finance costs                   976         8,121     10,555    13,901    16,657     11,549         7,597        6,046
Implicit rental interest expense           60         1,369      1,618     2,016     2,006      2,006         1,534        1,534
                                     --------       -------    -------   -------   -------    -------       -------      -------
Total earnings                           (953)       17,215     30,107    41,566    53,338     48,230        49,019       47,468
                                     --------       -------    -------   -------   -------    -------       -------      -------

Fixed Charges
 Interest and amortization of
  deferred finance costs                  976         8,121     10,555    13,901    16,657     11,549         7,597        6,046
 Capitalized interest                      28           223        288       410     1,036      1,036         1,061        1,061
 Implicit rental interest expense          60         1,369      1,618     2,016     2,006      2,006         1,534        1,534
                                     --------       -------    -------   -------   -------    -------       -------      -------
Total fixed charges                  $  1,064       $ 9,713    $12,461   $16,327   $19,699    $14,591       $10,192      $ 8,641
                                     --------       -------    -------   -------   -------    -------       -------      -------
Ratio of earnings to fixed
  charges (2)                              --          1.77       2.42      2.55      2.71       3.31          4.81         5.49
                                     ========       =======    =======   =======   =======    =======       =======      =======

(1) The pro forma ratio of earnings to fixed charges gives effect to the net decrease in the interest expense resulting from the sale of the Notes on October 10, 2001, and the application of the proceeds thereof to the repayment of existing debt, as if such transactions had occurred at the beginning of the periods presented; such ratio does not give effect to any other pro forma events.

(2) Earnings before fixed charges were inadequate to cover fixed charges by $2,017,000 for the period February 2, 1996 to December 31, 1996.